14048963

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 04 2014
Washington DC
193

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69092

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/05/12 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ocean Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 NW 42ND AVENUE, SUITE 604
(No. and Street)

MIAMI	FL	33126
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz and Farra, LLC
(Name – *if individual, state last, first, middle name*)

1450 Brickell Avenue Suite 1800	Miami,	Florida	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/26/14

OATH OR AFFIRMATION

I, Jonathan Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ocean Financial Services, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OLGA M. VEGA
MY COMMISSION EXPIRES
March 21, 2015
#EE 076061
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OCEAN FINANCIAL SERVICES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF OFS HOLDING, LLC)

REPORT PURSUANT TO RULE 17A-5 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE PERIOD FROM DECEMBER 5, 2012 (DATE OF MEMBERSHIP)
TO DECEMBER 31, 2013

CONTENTS

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITOR'S REPORT

To the Member
Ocean Financial Services, LLC
(A Wholly-Owned Subsidiary of
Ocean Financial Holdings, LLC.)

Report on the Financial Statements

We have audited the accompanying financial statements of Ocean Financial Services, LLC (the "Company") (A Wholly-Owned Subsidiary of Ocean Financial Holdings, LLC), which comprise the statement of financial condition as of December 31, 2013 and the related statements of operations, changes in member's capital, and cash flows for the period from December 5, 2012 to December 31, 2013 that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ocean Financial Services, LLC (A Wholly-Owned Subsidiary of Ocean Financial Holdings, LLC) as of December 31, 2013 and the results of its operations and its cash flows for the period from December 5, 2012 to December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

To the Member
Ocean Financial Services, LLC
(A Wholly-Owned Subsidiary of
Ocean Financial Holdings, LLC)

Emphasis of Matter

As discussed in Note 1 to the financial statements, the Company is dependent on its member to provide financial support for its operations. The Company's ability to continue operations is dependent upon the member's willingness and ability to continue providing the necessary capital for the Company to maintain compliance with the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1).

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Supplemental Schedules I, II, III and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 28, 2014

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013

ASSETS		
Cash and cash equivalents	$	299,275
Receivable from insurance companies		7,800
Receivable from clearing organization		1,419
Deposit with clearing organization		100,000
Prepaid expenses		11,037
Property and equipment, net		50,818
Other assets		1,978
TOTAL ASSETS	$	472,327
LIABILITIES AND MEMBER'S CAPITAL		
LIABILITIES		
Due to related party	$	23,771
Accounts payable and accrued liabilities		35,208
TOTAL LIABILITIES		58,979
MEMBER'S CAPITAL		413,348
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	472,327

The accompanying notes are an integral part of these financial statements.

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM DECEMBER 5, 2012 (DATE OF MEMBERSHIP) TO DECEMBER 31, 2013

REVENUE		
Commissions	$	206,399
Total revenue		206,399
EXPENSES		
Salaries and related expenses		259,174
Professional fees		158,328
Clearing charges		1,780
Depreciation and amortization		6,578
Insurance		1,384
Networking agreement		20,639
Other general and administrative		73,348
Rent		18,566
Total expenses		539,797
NET LOSS	$	(333,398)

The accompanying notes are an integral part of these financial statements.

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)

STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE PERIOD FROM DECEMBER 5, 2012 (DATE OF MEMBERSHIP) TO DECEMBER 31, 2013

	$	Total
BALANCES - DECEMBER 5, 2012		146,746
CONTRIBUTED CAPITAL		600,000
NET LOSS		(333,398)
BALANCES - DECEMBER 31, 2013	$	413,348

The accompanying notes are an integral part of these financial statements.

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM DECEMBER 5, 2012 (DATE OF MEMBERSHIP)
TO DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(333,398)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		6,578
Changes in operating assets and liabilities:		
Receivable from insurance companies		(7,800)
Receivable from clearing organization		(1,419)
Deposit with clearing organization		(100,000)
Prepaid expenses		(10,253)
Other assets		721
Accounts payable and accrued liabilities		25,232
Total adjustments		(86,941)
Net cash used in operating activities		(420,339)
CASH FLOWS FROM INVESTING ACTIVITIES		
Due to related party		2,199
Purchases of property and equipment		(57,395)
Net cash used in investing activities		(55,196)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		600,000
NET INCREASE IN CASH AND CASH EQUIVALENTS		124,465
CASH AND CASH EQUIVALENTS - BEGINNING		174,810
CASH AND CASH EQUIVALENTS - ENDING	$	299,275

The accompanying notes are an integral part of these financial statements.

NOTE 1. OPERATIONS AND NATURE OF BUSINESS

Description of Business and Organization

Ocean Financial Services, LLC (the "Company"), a wholly-owned subsidiary of OFS Holding, LLC ("the Parent"), was formed on January 19, 2010, in the State of Florida, and on December 5, 2012, received authorization from the Financial Industry Regulatory Authority ("FINRA") to operate as a registered broker dealer. The Company is a Broker-Dealer registered with the Securities and Exchange Commission ("SEC"), and is also registered with the Securities Investor Protection Corporation.

Operations and Nature of Business

The Company buys and sells securities on a riskless principal basis with customers and other dealers, earning a spread. The Company is also authorized to buy and sell equities, corporate debt, foreign debt, U.S. Government bonds, mutual funds, variable life insurance or annuities, securities for its own account, private placements, hedge funds, and structured products for its customers primarily residing in South America, in an agency capacity and charges a commission. The Company is also authorized to network with Ocean Bank.

A significant portion of the Company's working capital has been obtained from funds provided by its Parent. The Company's liquidity position during the period from December 5, 2012 (date of membership) to December 31, 2013 was significantly dependent upon the availability of continued funding from its Parent in the absence of achieving profitable operations. The Parent has committed to funding the Company's operations through April 31, 2015. During the period end December 31, 2013, the Parent contributed capital of $600,000 to the Company.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with the accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Changes in accounting standards, or interpretations of those standards, can impact our revenue recognition and expense policies and affect our estimation methods used to prepare the financial statements. Changes in income tax regulations, revenue rulings, revenue procedures, and other guidance can impact our tax liability and alter the timing of cash flows associated with tax deductions and payments. New guidance often dictates how changes to standards and regulations are to be presented in our financial statements, as either an adjustment to beginning retained earnings for the period or as income or expense in current period earnings. In some cases, changes may be applied to previously reported disclosures.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of three months or less, or that are not held for sales in the ordinary course of business.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Revenue Recognition

Securities transactions and related trading gains or losses, commissions and clearing costs are reported on a trade date basis.

Interest income is recorded on an accrual basis.

Clearing Arrangements

The Company entered into a clearing agreement with COR Clearing, LLC ("Clearing Broker") on June 20, 2013 to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customers records and accounts are maintained by the Clearing Broker. Pursuant to the Clearing Agreement, the

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Company is required to maintain a deposit of $100,000 with the Clearing Broker. In addition, terms of the agreement require the Company to maintain excess Net Capital of no less than $100,000. As such, the Company is contractually obligated to a minimum Net Capital of $200,000 to retain the services of COR Clearing, LLC.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation

Depreciation of property and equipment is computed using the straight-line method at various rates based upon the estimated useful lives of the assets. The range of estimated useful lives is summarized as follows:

Office equipment	5 years
Furniture and fixtures	7 years

Income Taxes

The Company is not subject to federal or foreign income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are reflected in the consolidated federal income tax return of the Company's Parent; therefore, all current and future income tax assessments are attributable to the partners of the Parent and no income tax expense is reflected in the statement of operations. Tax years that remain subject to a U.S. Federal Income tax examination are 2010 through 2013. The Company is not subject to state income taxes in any of the jurisdictions that it is currently registered in. There are no interest and penalties recognized in the statement of operations.

Subsequent Events

The Company has evaluated the subsequent events through February 28, 2014, which is the date the financial statements were available to be issued. No recordable or disclosable events, not otherwise reported in these financial statements or the notes thereto, occurred.

NOTE 3. RECEIVABLES FROM INSURANCE COMPANIES AND CLEARING ORGANIZATION

As of December 31, 2013, the Company had accounts receivable from insurance companies of $7,800.

As of December 31, 2013, Commissions receivable of approximately $1,419 were held at the clearing organization.

NOTE 4. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, at December 31, 2013 consisted of the following:

Furniture and fixtures	$	2,087
Office equipment		55,309
		57,396
Less: Accumulated depreciation and amortization		(6,578)
	$	50,818

Depreciation expense amounted to $6,578 for the period ended December 31, 2013.

NOTE 5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2013, the Company's "Net Capital" was $341,715, which exceeded requirements by $241,715. As of December 31, 2013 the Aggregate Indebtedness was $58,979, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.17 to 1.

NOTE 6. CONCENTRATION OF RISK

The Company, during the course of operations, may maintain cash balances in excess of federally insured limits.

Major Customers

For the period ended December 31, 2013, revenues from three customers accounted for approximately 43% of total revenues. In addition, the majority of the customers are referred by an affiliated party.

NOTE 6. CONCENTRATION OF RISK (Continued)

Sales Concentrations

For the period ended December 31, 2013, revenues from two insurance companies account for approximately 97% of total revenues.

Off-Balance Sheet Risks

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company through its clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In addition to these activities, the Company may execute customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 7. RELATED PARTY TRANSACTIONS

On January 19, 2010, Ocean Financial Services, LLC was formed and wholly-owned by OFS Holding, LLC ("OFSH" or "Parent"). At the time of organization through April 24, 2013, the sole manager of the Parent company served as Director and President of Ocean Bank, with whom the Company has several agreements as stated below. Commencing on December 5, 2012, the Chief Executive Officer ("CEO") of the Company held an Executive Vice President position with Ocean Bank. In April 2013, the services of the President and Vice President ended with OFSH and the Company, respectively. Through December 31, 2013, the President of Ocean Bank provided loans to the Parent totaling $600,000 which were used to fund the Company.

NOTE 7. RELATED PARTY TRANSACTIONS (Continued)

As of December 31, 2013 total capital contributions from the parent company were $600,000.

Services Agreement

The Company entered into a services agreement with Ocean Bank, LLC (the "Affiliate") in January 2013. The agreement was amended in December 2013. The Affiliate is related to the Company by virtue of common control. The Affiliate agreed to provide certain internet, cable TV, IT services, administrative assistant, use of furniture and office supplies, office cleaning, phone service and payroll support for a monthly fee to be paid by the Company to the Affiliate. The agreement remains in effect until December 2014, and may be cancelled by either party with 30-day notice of cancellation. For the period ended December 31, 2013, the Company incurred $41,954 of expense, which is reflected as a component of professional fees and other general and administrative expense in the accompanying statement of operations, and owed $1,258 to the Affiliate, which is recorded as a component of due to related party in the accompanying statement of financial condition on December 31, 2013.

Expense Sharing Agreement

The Company entered into an expense sharing agreement with the Affiliate in December 2012. The agreement was amended in November 2013. The Affiliate is related to the Company by virtue of common control. The Affiliate agreed to provide payroll services and employee expense reimbursement for travel and business meals and entertainment. The agreement renews annually upon written consent of both parties and remains in effect until November 2014. For the period ended December 31, 2013, the Company incurred $235,389 of expense, which is reflected as a component salaries and related expenses in the accompanying statement of operations, and owed $20,664 to the Affiliate, which is a component of due to related party in the accompanying statement of financial condition on December 31, 2013.

Networking Agreement

The Company entered into a networking agreement with Affiliate in March 2013. The agreement was amended in November 2013. The Affiliate is related to the Company by virtue of common control. Under terms of the agreement, the Company will pay the Affiliate a percentage of revenue from clients that the Affiliate has referred to the Company. For the period ended December 31, 2013, the Company incurred $20,639 of expense which is reflected as networking agreement costs in the accompanying statement of operations, and owed $1,849 to the Affiliate, which is a component of due to related party in the accompanying statement of financial condition on December 31, 2013.

NOTE 7. RELATED PARTY TRANSACTIONS (Continued)

Lease Agreement

In December 2012, the Company entered into two lease agreements with the Affiliate. For the period ended December 31, 2013, the Company incurred $18,566 of lease expense and $3,403 of utility expense relating to the lease agreement.

NOTE 8. COMMITMENTS AND CONTINGENCIES

Leases

In December 2012, the Company entered into two lease agreements with an Affiliate for office space located at 780 N.W. 42 Avenue in Miami, and 1000 Brickell Avenue in Miami. Under the terms of the agreement, the Company pays rent and utility expense to occupy space on a year-to-year basis for its current office facilities. Both leases are for a one-year period, and shall automatically renew for an additional one-year without action of either party. Rent expense amounted to $18,566 for the period ended December 31, 2013.

Regulatory

In November 2013, FINRA conducted a regulatory exam of the Company. On December 24, 2013, the Company received a letter stating FINRA has completed the exam and requested a response from the Company regarding exceptions noted in the examination report. On January 30, 2014, the Company responded to FINRA as requested. As of February 27, 2014, the Company has not received a response from FINRA regarding the final disposition of the exam. The ultimate determination of the exceptions noted will be made by FINRA.

Securities Investor Protection Corporation Assessment

In accordance with the exemptive provisions of SEC Rule 17a-5(e)(4), the Company is exempt from the supplemental report on the Company's SIPC filing in connection with its certified annual report based on gross annual revenue of $500,000 or less. For the period ended December 31, 2013, the Assessment expense amounted to $8 and is reported as a component of other general and administrative expense in the accompanying statement of operations.

SUPPLEMENTARY SCHEDULES

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)
Schedule I

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2013

CREDITS		
Member's Equity	$	413,348
DEBITS		
Receivable from insurance companies		7,800
Prepaid expenses		11,037
Property and equipment, net		50,818
Other assets		1,978
TOTAL DEBITS		71,633
NET CAPITAL		341,715
NET CAPITAL		341,715
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $100,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $58,979		100,000
EXCESS NET CAPITAL	$	241,715
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		17.26%
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$	35,208
Due to related party		23,771
TOTAL AGGREGATE INDEBTEDNESS	$	58,979

See independent auditor's report

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)
Schedule II

Reconciliation of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission to Company's Corresponding Unaudited Form X17a-5, Part IIA Filing as of December 31, 2013

There are no material differences that exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing as of December 31, 2013.

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)
Schedule III

Statement on Exemption from the Computation for Determination of Reserve Requirement and information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2013

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements. All customer transactions are cleared through another broker dealer on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing organization.

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)
Schedule IV

Subordinated Borrowings as of December 31, 2013

For the period from December 5, 2012 to December 31, 2013, the Company had no subordinated borrowings and is exempt from required Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

See independent auditor's report

SUPPLEMENTARY REPORTS

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g) (1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

To the Member
Ocean Financial Services, LLC
(A Wholly-Owned Subsidiary of
Ocean Financial Holdings, LLC)

In planning and performing our audit of the financial statements and accompanying information of Ocean Financial Services, LLC (the "Company") (A Wholly-Owned Subsidiary of Ocean Financial Holdings, LLC), for the period from December 5, 2012 to December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

An Independent Member of Baker Tilly International
MIAMI 1450 Brickell Avenue, 18th Floor, Miami FL 33131 | T 305 373 5500 F 305 373 0056 | www.mbafcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the Member, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 28, 2014